TELECOMMUNICATION SYSTEMS, INC.
275 West Street
Annapolis, Maryland 21401
Telephone: 410-263-7616
June 19, 2006
VIA EDGAR and FACSIMILE
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Hugh Fuller

Re:	TeleCommunication Systems, Inc.
Registration Statement on Form S-3
File No. 333-133018
Ladies and Gentlemen::
In accordance with Rule 461 under the Securities Act of 1933, TeleCommunication Systems, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-captioned Registration Statement in order that the Registration Statement shall become effective at 9:30 a.m. (Eastern time) on June 20, 2006 or as soon thereafter as practicable.
In connection with the acceleration request, the Company hereby acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission
June 19, 2006

Please contact the undersigned at 410-263-7616 or Michael J. Stein, Esq. of DLA Piper Rudnick Gray Cary US LLP, counsel to the Company, at 410-580-4835 with any questions about this acceleration request. Please provide a facsimile copy of the Commission’s order declaring the Registration Statement effective to Michael J. Stein, facsimile number (410) 580-3835.

Very truly yours, TELECOMMUNICATION SYSTEMS, INC.
By:	/s/ Thomas M. Brandt, Jr.
Name:	Thomas M. Brandt, Jr.
Title:	Chief Financial Officer